UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of May 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 19th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Cardiff Gas Well Interim Test Operations Report

Wellington, New Zealand – May 19, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Austral Pacific advises that the first test zone in Cardiff-2A was hydraulically fractured last week, with a successful deep ‘frac’ being achieved. During the latter part of the operation, the ‘frac’ sand backed up inside production tubing for approximately 1,000 feet above the test zone. This sand needs to be removed from the well before it can flow freely on test. The coil tubing equipment to do this will not be available until the end of this month. However, despite this inhibition, the well has been flowing and lifting drilling fluid in the tubing to surface at a stable rate of several hundred barrels per day. Of order 1,000 barrels of fluid remains to be lifted out of the well before the reservoir is fully cleaned up. During the latter part of this operation, gas has come to surface in increasing amounts and a flare has been sustained.

The second test zone is now being perforated, in order that it can be flowed in the coming week. Clean-out of the tubing and flow-testing of the two zones in combination is anticipated for the following week. CEO Dave Bennett said “despite some operational frustrations, we are satisfied that the first ‘frac’ has been successful, that indicative flow potential is good, and that gas is coming from reservoir to surface.”

Other Activities

Cheal-A4 has been shut in, with 30,000 barrels of oil having been produced at average rates in excess of 300 barrels per day; in order that the jet pump equipment can be being switched to Cheal-A3X, from which similar flow rates are anticipated. Cheal-A3X flow will commence shortly.

Seismic surveys have been successfully completed over the Angus Prospect in PEP 38736, onshore Taranaki, and the Tolaga Bay Prospect in East Coast Basin permit PEP 38330. An onshore-offshore survey over Inaha Prospect in PEP 38492 is scheduled for next month.

In Papua New Guinea, planning and securing of services for Douglas-1 continues, with the well scheduled for late this year.

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.